

November 15, 2012

Via E-mail
Deborah Fortescue-Merrin
President, Chief Executive Officer, Chief Financial Officer and a Director
Creator Capital Limited
65 Front Street, Floor Six
Hamilton HM 12
Bermuda

     Re: **Creator Capital Limited**
              Form 20-F for the Fiscal Year Ended December 31, 2011
              Filed May 15, 2012
              File No. 001-14611

Dear Ms. Fortescue-Merrin:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

A. Operating Results, page 8

1.   We note that your date of transition to International Financial Reporting Standards (IFRS) was January 1, 2010. Please revise your discussions of operating results and liquidity and capital resources to remove any comparison to 2009 financial statements prepared under previous GAAP, as no part of the discussion should relate to financial statements prepared in accordance with previous GAAP. Refer to General Instruction G(e) of Form 20-F.

Item 17. Consolidated Financial Statements, page 21

2.   You indicate here and on the cover page that you have included financial statements
        under Item 17 of Form 20-F rather than Item 18. An annual report filed on Form 20-F
        must contain the financial statements and related information specified in Item 18. Please
        explain the reference to Item 17. Refer to General Instruction E(c) of Form 20-F. In
        addition, we note that you refer to differences between U.S. GAAP and IFRS discussed
        in the footnotes. Please explain why you refer to U.S. GAAP and tell us where this
        disclosure is provided. Revise your filing, accordingly.

Independent Auditor's Report, page 22

3.   The audit report provides an opinion on the financial statements presented in accordance
        with International Financial Reporting Standards (IFRS). Please confirm that the
        financial statements are presented in accordance with IFRS as issued by the International
        Accounting Standards Board (IASB). If so, please amend your filing to include an audit
        report that opines on compliance with IFRS as issued by the IASB. Alternatively, revise
        your financial statements to include information reconciling the financial statements to
        U.S. GAAP pursuant to Item 17(c) of Form 20-F.

4.   Please amend your filing to include an audit opinion that complies with the PCAOB
        standard regarding going concern uncertainties. In this regard, the report must use the
        term "substantial doubt," and the auditor is precluded from using conditional language
        when expressing the conclusion. Refer to AU 341.12. Also refer to the related
        discussion at the International Practices Task Force meeting on November 22, 2011,
        which can be found at
        http://www.thecaq.org/iptf/pdfs/highlights/2011_November22_IPTF_JointMeetingHLs_f
        inal.pdf.

Interactive Data File

5.   We note that you have included Interactive Data Files, as defined in Rule 11 of
        Regulation S-T, as exhibits to your Form 20-F. The Commission has not specified on its
        website a taxonomy for use by foreign private issuers that prepare their financial
        statements in accordance with IFRS as issued by the IASB, and therefore it is not
        possible for such foreign private issuers to comply with Rule 405 of Regulation S-T until
        the Commission does so. Please do not include these exhibits in any amendment to your
        filing or in any future filings until the IFRS taxonomy is available.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief